FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 30, 2006

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On November 29, 2006, Rinker Group Limited (“Rinker”) released its Target’s Statement in response to the Bidder’s Statement from Cemex S.A.B. de C.V. (“Cemex”) related to its unsolicited cash takeover offer for Rinker, a copy of which Cemex filed with the Securities and Exchange Commission on October 31, 2006.   In connection with the release of its Target’s Statement, Rinker issued a press release and gave an investor presentation on November 29, 2006.

This report on Form 6-K contains the following documents which were lodged with the Australian Stock Exchange on November 29, 2006 (Australia time):

Exhibit 1:	Target’s Statement, dated November 29, 2006

Exhibit 2:	Press Release dated November 29, 2006

Exhibit 3:	Investor Presentation dated November 29, 2006

Exhibit 4:	Transcript of Investor Presentation Call held on November 29, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	November 30, 2006